SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 15 January 2007


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







Issue of Debt

Bank of Ireland (Governor & Co)

15 January 2007

"The Governor and Company of the Bank of Ireland ("Bank of Ireland") issues EUR750 million dated callable step-up floating rate subordinated notes due January 2017."

Bank of Ireland announces that it has launched and priced an issue of EUR750 million dated callable step-up floating rate notes due January 2017 ("the notes"). The transaction is part of Bank of Ireland's normal capital management process. BNP Paribas and JPMorgan Cazenove acted as joint lead managers on the transaction with Davy acting as Senior Co-Lead.

The notes have been priced with a coupon of 20 bps over 3 month Euribor and issued at 99.863%. Interest will be payable quarterly in arrears until 24 January 2012. The notes are callable at par at the option of Bank of Ireland, subject to regulatory approval, on 24 January 2012, and every coupon payment date thereafter. If the notes are not called on 24 January 2012 the coupon resets to a floating rate of 70 bps over 3 month Euribor.

Application will be made to the Irish Stock Exchange for admission of the notes to the Official list with stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).


Enquiries:

Brian Kealy, Head of Capital Management                       003531 - 6043526

Geraldine Deighan, Head of Investor Relations                 003531 - 6043501

Dan Loughrey, Head of Group Corporate Communications          003531 - 6043833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 15 January 2007